United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

BRGAAP Financial Pages

A-Quarterly information
1-Balance Sheet
2-Statement of Income
3-Statement of Changes in Stockholders’ Equity
4-Statement of Cash Flows
5-Notes to the Quarterly information at September 30, 2006 and 2005
5.1- Operations
5.2- Presentation of Quarterly information
5.3- Principles and Practices of Consolidation
5.4- Significant Accounting Policies
5.5- Stock Merger — CAEMI
5.6- Acquisition and Divestiment
5.7- Cash and Cash Equivalents
5.8- Accounts Receivable
5.9- Related Parties
5.10- Inventories
5.11- Taxes to recover or offset
5.12- Deferred Income Tax and Social Contribution
5.13- Consolidated investments
5.14- Property, Plant and Equipment
5.15- Loans and Financing
5.16- Contingent Liabilities
5.17- Provision for asset retirement obligations
5.18- Treasury Stock
5.19- Paid-up Capital
5.20- Payment to Shareholders
5.21- Financial Results
5.22- Financial Instruments — Derivatives
5.24- Selling, Administrative and Other Operating Expenses
6- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies
7- Report of the Independent Accountants on Limited Review
B – Additional Information
8 - Management’s Discussion and Analysis of the Operating Results for the Year Ended September 30, 2006 and Supplemental Information
8.1- Comments on Consolidated Operating Results
8.1.1- Gross revenue
8.1.2 – Cost of products and services
8.1.3 – Selling expenses and administrative expenses
8.1.4 – Research and development
8.1.5 – Other operating expenses
8.1.6 – Net financial results
8.1.7 – Income tax and social contribution
8.1.8 - Cash generation
8.2- Comments on the Parent Company Results
8.2.1 - Gross revenue
8.2.2 - Cost of products and services
8.2.3 - Gross margin
8.2.4 - Results of shareholdings by business area
8.2.5 – Selling expenses and administrative expenses
8.2.6 – Research and development
8.2.7 – Other operating expenses
8.2.8 - Net financial results
8.2.9 - Income tax and social contribution
9- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Signature Page

1

BRGAAP Financial Pages
A- Quarterly information
(A free translation of the original in Portuguese relating to the Quarterly information prepared in thousands in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
1- Balance Sheet
Periods ended September 30

				In thousands of reais
			Consolidated		Parent Company
	Notes		09/30/06	06/30/06	09/30/06	06/30/06
Assets
Current assets
Cash and cash equivalents	5.7		6,580,213	4,501,953	387,053	116,099
Accounts receivable from customers	5.8		5,213,066	4,527,871	3,497,398	2,243,382
Related parties	5.9		16,173	22,626	516,231	1,023,253
Inventories	5.10		3,442,973	3,342,975	1,317,302	1,331,895
Taxes to recover or offset	5.11		738,056	787,265	311,592	257,182
Deferred income tax and social contribution	5.12		773,557	509,073	691,049	425,575
Other	—		769,062	967,764	239,238	288,664

			17,533,100	14,659,527	6,959,863	5,686,050

Non-current assets
Long-term receivables
Related parties	5.9		10,834	14,226	405,238	404,800
Loans and financing	—		159,820	144,144	108,734	107,170
Deferred income tax and social contribution	5.12		880,636	945,081	391,720	399,246
Judicial deposits	5.16		2,114,810	1,953,963	1,394,004	1,284,908
Taxes to recover or offset	5.11		478,187	314,494	216,311	214,572
Asset for sale	—		107,767	110,972	—	—
Advances to energy suppliers	5.4	(f)	927,970	861,575	—	—
Prepaid expenses	—		122,765	264,010	16,152	—
Outros	—		521,983	389,339	29,891	24,321

			5,324,772	4,997,804	2,562,050	2,435,017

Investments	5.13		6,721,525	6,816,643	31,946,346	29,292,636
Property, plant and equipment	5.14		38,119,420	36,539,637	24,023,800	22,953,483
Deferred charges	—		186,195	183,685	—	—

			45,027,140	43,539,965	55,970,146	52,246,119

			67,885,012	63,197,296	65,492,059	60,367,186

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	5.15		1,062,137	652,389	438,419	—
Current portion of long-term debt	5.15		2,217,744	2,514,229	478,034	621,121
Payable to suppliers and contractors	—		2,189,233	2,018,364	1,356,044	1,398,583
Related parties	5.9		49,812	73,040	4,636,618	4,279,199
Payroll and related charges	—		543,239	413,094	376,579	286,225
Pension Plan — Valia	—		79,104	74,808	79,104	74,808
Dividends and interest on stockholders’ equity	5.20		1,356,851	1,440,843	1,356,851	1,357,850
Taxes and contributions	—		1,082,606	781,517	231,511	93,506
Other	—		926,392	886,956	426,279	393,047

			9,507,118	8,855,240	9,379,439	8,504,339

Non-current liabilities
Long-term liabilities
Long-term debt	5.15		10,841,952	10,576,743	1,893,589	2,049,055
Related parties	5.9		2,795	2,847	11,128,813	10,255,884
Provisions for contingencies	5.16		3,276,511	3,040,826	2,482,295	2,322,604
Pension Plan — Valia	—		545,704	545,665	543,859	545,665
Provision for asset retirement obligations	5.17		549,305	541,631	336,384	326,953
Provisions for derivatives	5.22		536,104	679,838	65,720	77,567
Other	—		1,040,809	1,005,629	715,368	706,215

			16,793,180	16,393,179	17,166,028	16,283,943

Deferred income	—		7,056	6,787	—	—

Minority interest	—		2,631,066	2,363,186	—	—

Stockholders’ equity
Paid-up capital	5.19		19,492,401	19,492,401	19,492,401	19,492,401
Revenue reserves	—		19,454,191	16,086,503	19,454,191	16,086,503

			38,946,592	35,578,904	38,946,592	35,578,904

			67,885,012	63,197,296	65,492,059	60,367,186

The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
2- Statement of Income
Periods ended September 30

					In thousands of reais
		Consolidated					Parent Company
		Quarter			Accumulated		Accumulated
	Notes	3Q/06	2Q/06	3Q/05	09/30/06	09/30/05	09/30/06	09/30/05
Operating revenues
Sales of ore and metals	8.1.1 e 8.2.1
Iron ore and pellets		7.609.340	6.354.472	6.106.055	19.462.301	17.075.476	11.817.334	10.907.459
Manganese and ferroalloys		319.516	300.246	274.811	876.124	1.216.032	—	—
Copper		608.662	447.328	214.632	1.297.728	643.182	892.909	563.007
Potash		118.937	49.377	111.296	217.202	267.175	217.202	267.175
Kaolin		114.913	100.151	98.681	321.391	314.212	—	—

		8.771.368	7.251.574	6.805.475	22.174.746	19.516.077	12.927.445	11.737.641
Transport services		956.058	895.968	937.956	2.555.670	2.510.386	1.415.925	1.359.334
Sales of aluminum-related products		1.439.675	1.544.296	955.315	4.036.523	2.923.453	74.420	145.564
Sales of steel products		414.752	381.832	339.851	1.145.493	1.170.701	—	—
Other products and services		60.480	56.995	3.350	141.690	25.141	64.945	34.494

		11.642.333	10.130.665	9.041.947	30.054.122	26.145.758	14.482.735	13.277.033
Value Added taxes		(417.309)	(350.794)	(236.659)	(1.083.955)	(1.068.442)	(781.214)	(775.663)

Net operating revenues		11.225.024	9.779.871	8.805.288	28.970.167	25.077.316	13.701.521	12.501.370

Cost of products and services
Ores and metals	8.1.2 e 8.2.2	(3.292.515)	(2.815.494)	(2.616.131)	(8.706.155)	(7.640.637)	(7.264.521)	(6.473.941)
Transport services		(449.706)	(426.850)	(510.926)	(1.329.520)	(1.441.595)	(537.964)	(463.261)
Aluminum -related products		(821.559)	(761.378)	(641.939)	(2.183.614)	(1.735.006)	(51.762)	(75.918)
Steel products		(333.889)	(308.211)	(333.430)	(921.006)	(1.069.246)	—	—
Other products and services		(38.875)	(38.789)	(5.845)	(91.681)	(17.426)	(23.304)	(19.374)

		(4.936.544)	(4.350.722)	(4.108.271)	(13.231.976)	(11.903.910)	(7.877.551)	(7.032.494)

Gross profit		6.288.480	5.429.149	4.697.017	15.738.191	13.173.406	5.823.970	5.468.876
Gross margin		56,0%	55,5%	53,3%	54,3%	52,5%	42,5%	43,7%
Operating expenses
Selling and Administrative	5.23	(402.147)	(511.794)	(423.442)	(1.349.734)	(1.184.246)	(626.673)	(461.245)
Research and development		(289.096)	(222.030)	(220.439)	(667.184)	(463.014)	(393.346)	(306.154)
Other operating expenses	5.23	(347.818)	(175.902)	(288.588)	(712.545)	(629.226)	(357.967)	(254.707)

		(1.039.061)	(909.726)	(932.469)	(2.729.463)	(2.276.486)	(1.377.986)	(1.022.106)

Operating profit before financial results and results of equity investments		5.249.419	4.519.423	3.764.548	13.008.728	10.896.920	4.445.984	4.446.770

Results of equity investments	5.13	(14.035)	(57.280)	13.166	(54.905)	163.574	6.774.814	3.718.923
Gain on investments accounted for by the equity method		119.131	75.422	72.961	271.327	347.120	7.844.175	5.051.387
Amortization of goodwill		(130.750)	(132.256)	(57.270)	(300.947)	(171.810)	(302.451)	(171.810)
Provision for losses		—	—	—	—	—	(154.088)	(97.528)

Exchange variation in stockholders ´equity of companies abroad		(2.416)	(446)	(2.525)	(25.285)	(11.736)	(612.822)	(1.063.126)

Financial results, net	5.21	(248.609)	(466.405)	(319.265)	(974.068)	(511.841)	(342.086)	710.315
Sale of assets	5.6	34.438	736.866	297.700	790.630	297.700	53.764	—

Income before income tax and social contribution		5.021.213	4.732.604	3.756.149	12.770.385	10.846.353	10.932.476	8.876.008
Income tax and social contribution	5.12	(791.772)	(593.102)	(764.069)	(1.970.208)	(2.215.492)	(869.922)	(1.070.072)

Income before minority interests		4.229.441	4.139.502	2.992.080	10.800.177	8.630.861	10.062.554	7.805.936
Minority interests		(256.546)	(234.405)	(280.619)	(737.623)	(824.925)	—	—

Net income for the period		3.972.895	3.905.097	2.711.461	10.062.554	7.805.936	10.062.554	7.805.936

Number of shares outstanding at the end of the period (in thousands)	5.18 e 5.19	2.416.194	2.430.062	2.303.040	2.416.194	2.303.040	2.416.194	2.303.040

Net earnings per share outstanding at the end of the period (R$)		1,64	1,61	1,18	4,16	3,39	4,16	3,39

The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
3- Statement of Changes in Stockholders’ Equity
Periods ended September 30

		In thousands of reais
			Reservas de
		Paid-up	Expansion/		Unrealized		Fiscal	Treasury
	Notes	capital	Investments	Depletion	income	Legal	incentives	stock	Retained earnings	Total
December 31, 2004		7,300,000	8,206,978	1,004,166	345,728	1,403,117	40,663	(131,318)	—	18,169,334

Net income for the year		—	—	—	—	—	—	—	10,442,986	10,442,986
Capitalization of reserves		6,700,000	(5,129,319)	(1,004,166)	—	(525,853)	(40,662)	—	—	—
Realization of reserves		—	—	—	(109,561)	—	—	—	109,561	—
Exchange — Samitri shares		—	—	—	—	—	—	21	—	21
Treasury stock		—	—	—	—	—	—	(3)	—	(3)
Appropriations:
Interim interest on stockholders’ equity		—	—	—	—	—	—	—	(783,387)	(783,387)
Interim dividends		—	—	—	—	—	—	—	(1,028,160)	(1,028,160)
Additional remuneration proposed		—	—	—	—	—	—	—	(2,750,150)	(2,750,150)
Appropriation to revenue reserves		—	5,385,337	—	—	522,149	83,364	—	(5,990,850)	—

December 31, 2005		14,000,000	8,462,996	—	236,167	1,399,413	83,365	(131,300)	—	24,050,641

Capital Increase		5,492,401	—	—	—	—	—	—	—	5,492,401
Net income for the period		—	—	—	—	—	—	—	2,184,562	2,184,562

March 31, 2006		19,492,401	8,462,996	—	236,167	1,399,413	83,365	(131,300)	2,184,562	31,727,604

Net income for the period		—	—	—	—	—	—	—	3,905,097	3,905,097

Treasury stock		—	—	—	—	—	—	(53,797)	—	(53,797)

June 30, 2006		19,492,401	8,462,996	—	236,167	1,399,413	83,365	(185,097)	6,089,659	35,578,904

Treasury stock		—	—	—	—	—	—	(605,207)	—	(605,207)
Net income for the period		—	—	—	—	—	—	—	3,972,895	3,972,895

September 30, 2006		19,492,401	8,462,996	—	236,167	1,399,413	83,365	(790,304)	10,062,554	38,946,592

The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
4- Statement of Cash Flows
Periods ended September 30

	In thousands of reais
	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	3Q/06	2Q/06	3Q/05	09/30/06	09/30/05	09/30/06	09/30/05
Cash flows from operating activities:
Net income for the period	3,972,895	3,905,097	2,711,461	10,062,554	7,805,936	10,062,554	7,805,936
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	14,035	57,280	(13,166)	54,905	(163,574)	(6,774,814)	(3,718,923)
Sale of assets	(34,438)	(736,866)	(297,700)	(790,630)	(297,700)	(53,764)	—
Depreciation, amortization and depletion	510,447	445,923	399,859	1,376,700	1,169,372	762,451	638,634
Deferred income tax and social contribution	(258,455)	95,560	(283,442)	(239,445)	(344,161)	(327,556)	(126,283)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	251,162	64,191	(419,936)	(273,072)	(1,355,193)	(269,220)	(967,354)
Minority interest	256,546	234,405	280,619	737,623	824,925	—	—
Disposal of property, plant and equipment	43,227	60,059	1,066	121,939	76,695	33,632	3,693
Amortization of goodwill in the cost of products sold	94,008	94,090	94,726	280,085	286,916	275,961	286,916
Net losses on derivatives	(162,339)	107,435	169,460	102,777	163,734	13,825	11,918
Dividends/interest on stockholders’ equity received	40,624	93,786	58,682	135,737	147,604	1,446,112	885,691
Other	(137,518)	(24,506)	37,366	(140,007)	13,571	(18,626)	57,427

	4,590,194	4,396,454	2,738,995	11,429,166	8,328,125	5,150,555	4,877,655

Decrease (increase) in assets:
Accounts receivable	(681,401)	(895,971)	734,537	(1,084,916)	(628,914)	(1,458,972)	170,853
Inventories	(370,530)	89,591	(69,137)	(469,296)	(206,341)	(78,405)	(267,050)
Advances to energy suppliers	(66,395)	(66,786)	—	(200,743)	—	—	—
Other	(268,908)	210,128	(870,320)	(426,141)	(1,585,281)	151,668	(304,250)

	(1,387,234)	(663,038)	(204,920)	(2,181,096)	(2,420,536)	(1,385,709)	(400,447)

Increase (decrease) in liabilities:
Suppliers and contractors	240,266	242,012	(291,233)	(359,690)	35,852	(411,478)	357,278
Payroll and related charges and Other	108,183	109,629	54,757	(23,898)	(9,070)	(47,887)	(31,154)
Taxes and contributions	394,705	267,800	1,264,561	333,089	1,571,119	141,184	452,592
Other	299,263	(147,612)	(348,009)	(133,859)	(316,472)	(375,172)	104,274

	1,042,417	471,829	680,076	(184,358)	1,281,429	(693,353)	882,990

Net cash provided by operating activities	4,245,377	4,205,245	3,214,151	9,063,712	7,189,018	3,071,493	5,360,198

Cash flows from investing activities:
Loans and advances receivable	94,148	(180,756)	88,501	(60,837)	57,090	219,873	(79,912)
Guarantees and deposits	(131,033)	(28,305)	(84,464)	(276,545)	(173,517)	(106,421)	(94,684)
Additions to investments	(122,057)	—	(30,662)	(234,138)	(249,244)	(3,478,246)	(645,685)
Additions to property, plant and equipment	(1,777,102)	(2,434,198)	(2,464,450)	(5,910,435)	(6,146,102)	(4,209,737)	(4,283,310)
Proceeds from disposal of property, plant and equipment/investments	43,017	970,440	301,284	1,061,810	311,345	63,870	13,645
Cash used to acquire subsidiaries, net cash of acquired	(25,978)	—	—	(25,978)	—	—	—

Net cash used in investing activities	(1,919,005)	(1,672,819)	(2,189,791)	(5,446,123)	(6,200,428)	(7,510,661)	(5,089,946)

Cash flows from financing activities:
Short-term debt	431,648	(54,637)	(435,280)	532,191	255,559	565,436	121,115
Long-term debt	445,146	27,965	26,292	3,563,810	1,093,729	6,882,940	2,003,668
Repayments:
Related parties	—	—	—	—	—	—	(280,279)
Financial institutions	(477,094)	(449,775)	(369,931)	(1,665,965)	(1,985,467)	(702,315)	(884,777)
Interest on stockholders’ equity payed to stockholders	(79,311)	(1,377,591)	—	(1,511,657)	(1,279,900)	(1,392,300)	(1,279,900)
Treasure stock	(605,210)	(53,797)	—	(659,007)	—	(659,007)	—

Net cash provided by (used in) financing activities	(284,821)	(1,907,835)	(778,919)	259,372	(1,916,079)	4,694,754	(320,173)

Increase (decrease) in cash and cash equivalents	2,041,551	624,591	245,441	3,876,961	(927,489)	255,586	(49,921)
Cash and cash equivalents, beginning of the period	4,538,662	3,877,362	2,743,828	2,703,252	3,916,758	131,467	305,927

Cash and cash equivalents, end of the period	6,580,213	4,501,953	2,989,269	6,580,213	2,989,269	387,053	256,006

Cash paid during the period for:
Short-term interest	(11,157)	(8,170)	(10,367)	(27,202)	(31,591)	(14,997)	(6,109)
Long-term interest	(326,204)	(164,077)	(196,209)	(709,424)	(550,721)	(412,020)	(239,586)
Income tax and social contribution	(579,886)	(101,492)	(468,890)	(1,113,314)	(1,057,958)	(386,892)	(778,068)

Non-cash transactions:

Additions to property, plant and equipment — interest capitalization	100,330	88,562	119,684	(31,276)	495,141	(38,981)	179,648
Transfer of advance for future capital increase to investments	—	—	—	—	—	(256,790)	(510,500)
Compensated income tax and social contribution	(194,694)	(77,646)	(63,724)	(354,418)	(168,564)	(51,509)	(24,815)
The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
5- Notes to the Quarterly information at September 30, 2006 and 2005
Expressed In thousands of reais
5.1- Operations
Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, copper and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in iron ore, pellets, manganese, ferroalloys, kaolin, steel, aluminum-related products and logistics.
5.2- Presentation of Quarterly information
The quarterly information have been prepared in conformity with accounting practices followed in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission).
5.3- Principles and Practices of Consolidation
The consolidated quarterly information shows the balances of assets and liabilities on September 30, and June 30, 2006 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly controlled companies for the periods ended on September 30, 2006, June 30, 2006 and September 30, 2005;
Intercompany balances and the Parent Company’s investments in its direct and indirect subsidiaries and jointly controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;
In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated quarterly information in proportion to the participation of the Parent Company in the capital of each investee; and
The principal figures of quarterly information of the subsidiaries and jointly controlled companies included in the consolidation are presented in Attachment I.
5.4- Significant Accounting Policies
(a)	The Company adopts the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as non-current;

(c)	Marketable securities, classified as cash and cash equivalents are represented by less than 90 days applications and are stated at cost plus accrued income earned by the quarterly information date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency, when applicable, are restated based on contractual indices;

(f)	Amounts given in advance to Centrais Elétricas do Norte do Brasil S.A. – Eletronorte due to long term contract to supply energy, are classified as “Advances to energy suppliers”, in long-term receivables;

(g)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for losses when applicable. In the consolidated the exchange rate effect over stockholders equity from investees abroad are classified as monetary and exchange rate variation included as financial results, net;

(h)	Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historical cost (increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the useful lives of the assets. Depletion of mineral reserves is based on the ratio between effective production and estimated capacity;

(i)	Research and development costs are incurred as operational expenses until the proof of its economical feasibility to exploit commercially a mine. After this proof, the costs are capitalized as part of the costs of building and the development;

(j)	During the development of a mine, stripping costs incurred are capitalized as part of the depreciable cost of developing the mine. Post-production stripping costs are recorded as cost of sales;

(k)	Pre-operating costs except for financial charges capitalized as mentioned in (h) above, are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to projects of expansion of Alunorte and Albras; and
(l)	CVRD follows the accounting practices laid down by to Deliberation CVM 371/00 related to the recognition of liabilities and results from actuarial valuation of employees ´ pension plan.
5.5- Stock Merger — CAEMI
At the Extraordinary General Shareholders Meeting held on March 31, 2006 the merger of outstanding shares issued by Caemi Mineração e Metalurgia — Caemi into the assets of CVRD, was approved with the issuance by CVRD of 64,151,361 (128,302,722 after the split) preferred shares class A.
CVRD held 100% of the common shares of Caemi and 40.06%od the preferred shares, totaling 60.23% of its Capital. After the merger, became wholly owned subsidiary of CVRD.
If CVRD owned 100% of Caemi shares in the periods presented our results would be as follows:

	In million of reais (except when mentioned)
	Consolidated
	09/30/06
		Caemi Additional
	Consolidated	(39.77%)	Pro Forma (unaudited)
Operating results	12,770	—	12,770
Income tax and social contribution	(1,970)	—	(1,970)
Minority interests	(737)	(*)117	(620)

Net income	10,063	117	10,180

Number of shares outstanding ( in thousands)	2,416,194	—	2,416,194
Net earnings per share outstanding	4.16	—	4.21

	09/30/05
		Caemi Additional
	Consolidated	(39.77%)	Pro Forma (unaudited)
Operating results	10,846	—	10,846
Income tax and social contribution	(2,215)	—	(2,215)
Minority interests	(825)	492	(333)

Net income	7,806	492	8,298

Number of shares outstanding ( in thousands)	2,303,040	—	2,303,040
Net earnings per share outstanding	3.39	—	3.60

(*)	Represent the effect of the first three months of 2006.
5.6- Acquisition and Divestiment
On November, 2006 the CVRD Board of Directors approved the restructuring of its stake in Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS (Usiminas), involving its entry into the control group of Usiminas, and the partial sale of the common shares owned by CVRD. The common shares will be sold to Nippon Steel, Votorantim Participações S/A, and Camargo Correa S/A, totaling 5,562,928 common shares, or R$ 378.6 million, and the remaining 13,829,192 Usiminas common shares that CVRD currently owns will be sold through a public offer.
During 2006 Third Quarter Companhia Vale do Rio Doce sold 1.361.100 shares of GERDAU for R$ 40.578 generating a gain of R$ 34.438. In the subsequent period after the closing of third quarter, the Companhia Vale do Rio Doce sold the 3.379.825 remanents shares by R$ 104 millions which generated a gain of approximately R$ 88 millions
On July, 2006 Companhia Vale do Rio Doce acquired 45,5 % of Valesul S.A., an aluminum company jointly-controlled, for R$ 60 million. As a result of this acquisition, Valesul is now a direct subsidiary of CVRD.
On May 29, 2006 Companhia Vale do Rio Doce sold its 50% stake in Gulf Industrial Investment Company (GIIC), for R$ 910,349, generating a net revenue of R$ 736.866.
On February 2006 Companhia Vale do Rio Doce sold to JFE Steel Corporation (JFE) for R$ 30.205, its 49% stake in Nova Era Silicon, earning a net revenue of R$ 19.326.

On November and December, 2005 and on February, 2006, CVRD acquired 93%, 6,2% 0,8% common shares of the Canico Resource Corp. (Canico), by R$ 1.6561 R$ 112 and R$ 14, respectively . The Canico is a Canadian company of mineral exploration focused on the development of the Onça-Puma, project of nickel laterite. After theses acquisitions the above-mentioned company to turned a wholly owned subsidiary of the Companhia Vale do Rio Doce
5.7- Cash and Cash Equivalents

	Consolidated		Parent Company
	09/30/06	06/30/06	09/30/06	06/30/06
Cash and bank accounts	622,669	575,239	33,140	25,796
Marketable securities linked to the interbank deposit certificate rate	1,384,817	1,262,704	353,913	90,303
Time deposits	4,572,727	2,664,010	—	—

	6,580,213	4,501,953	387,053	116,099

5.8- Accounts Receivable

	Consolidated		Parent Company
	09/30/06	06/30/06	09/30/06	06/30/06
Domestic	883,894	838,487	883,980	879,646
Export	4,479,943	3,834,401	2,699,269	1,446,256

	5,363,837	4,672,888	3,583,249	2,325,902

Allowance for doubtful accounts	(113,632)	(110,510)	(52,456)	(52,005)
Allowance for ore weight credits	(37,139)	(34,507)	(33,395)	(30,515)

	5,213,066	4,527,871	3,497,398	2,243,382

No individual client was responsible for more than 10% of total revenues.
5.9- Related Parties
Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2008, as follows:

	Consolidated
	Assets				Liabilities
	09/30/06		06/30/06		09/30/06		06/30/06
	Customers	Related party	Customers	Related party	Suppliers	Related party Suppliers		Related party
Companhia Nipo-Brasileira de Pelotização NIBRASCO	69,758	897	64,711	—	15,494	21,986	34,644	29,799
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	38,117	130	52,861	131	43,961	148	37,306	11,357
Companhia italo-Brasileira de Pelotização - ITABRASCO	34,813	—	43,797	—	13,497	257	25,819	1,998
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	45,892	—	45,841	600	30,008	3,449	11,414	4,220
Usina Siderúrgica de Minas Gerais S.A. — USIMINAS	54,850	23,540	40,766	26,606	82	31	866	—
Samarco Mineração S.A	4,298	—	4,392	7,379	—	—	—	—
MRS Logistica S.A.	52	3	219	366	3,915	14,641	1,172	14,922
Baovale Mineração S.A	63	—	106	—	21,313	—	18,179	—
Mineração Rio do Norte S.A.	334	88	523	—	31,208	—	24,960	—
Minas da Serra Geral S.A.	133	546	134	546	5,879	5,676	—	5,848
Others	9,503	1,803	14,504	1,224	2,427	6,419	8,816	7,743

Total	257,813	27,007	267,854	36,852	167,784	52,607	163,176	75,887

Registered as:
Current	257,813	16,173	267,854	22,626	167,784	49,812	163,176	73,040
Non-current	—	10,834	—	14,226	—	2,795	—	2,847

	257,813	27,007	267,854	36,852	167,784	52,607	163,176	75,887

5.10— Inventories

	Consolidated		Parent Company
	09/30/06	06/30/06	09/30/06	06/30/06
Finished products
. Iron ore and pellets	742,150	916,155	414,826	534,472
. Manganese and ferroalloys	259,834	276,236	—	—
. Aluminum	261,917	248,421	—	—
. Steel products	96,156	59,328	—	—
. Copper	25,566	26,906	25,566	26,906
. Other	132,305	136,212	17,080	46,505

	1,517,928	1,663,258	457,472	607,883

Spare parts and maintenance supplies	1,925,045	1,679,717	859,830	724,012

	3,442,973	3,342,975	1,317,302	1,331,895

5.11— Taxes to recover or offset

	Consolidated		Parent Company
	09/30/06	06/30/06	09/30/06	06/30/06
Withholding income tax on marketable securities and stockholders’ equity received	58,599	52,687	6,936	9,978
Value-added tax	564,884	551,133	438,370	419,813
PIS and COFINS non cumulative	440,511	355,145	36,926	15,504
IR anticipated	76,304	90,592	—	—
Others	75,945	52,202	45,671	26,459

Total	1,216,243	1,101,759	527,903	471,754

Current	738,056	787,265	311,592	257,182

Non-current	478,187	314,494	216,311	214,572

	1,216,243	1,101,759	527,903	471,754

5.12— Deferred Income Tax and Social Contribution
Income of the company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Net Deferred
	Consolidated		Parent Company
	09/30/06	06/30/06	09/30/06	06/30/06
Tax loss carryforward	611,310	554,819	280,993	107,763

Temporary differences:
. Pension Plan — Valia	211,807	210,961	211,807	210,961
. Contingent liabilities	733,191	672,406	658,609	604,810
. Provision for losses on assets	243,842	181,349	166,858	156,091
. Others	(145,957)	(165,381)	(235,498)	(254,804)

	1,042,883	899,335	801,776	717,058

Total	1,654,193	1,454,154	1,082,769	824,821

Current	773,557	509,073	691,049	425,575

Non-current	880,636	945,081	391,720	399,246

	1,654,193	1,454,154	1,082,769	824,821

The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	3Q/06	2Q/06	3Q/05	09/30/06	09/30/05	09/30/06	09/30/05
Income before income tax and social contribution	5,021,213	4,732,604	3,756,149	12,770,385	10,846,353	10,932,476	8,876,008
Results of equity investment	14,035	57,280	(15,527)	54,905	(170,657)	(6,774,814)	(3,726,006)
Results on sale of assets	(34,438)	(736,866)	(297,700)	(790,630)	(297,700)	(53,764)	—

	5,000,810	4,053,018	3,442,922	12,034,660	10,377,996	4,103,898	5,150,002
Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(1,700,275)	(1,378,026)	(1,170,593)	(4,091,784)	(3,528,519)	(1,395,325)	(1,751,001)

Adjustments to net income which modify the effect on the results for the period:
Income tax benefit from interest on stockholders’ equity	173,230	184,154	115,863	555,848	551,029	555,848	551,029
Fiscal incentives	74,977	97,977	133,608	242,382	244,853	10,831	109,567

Results of overseas companies not taxed (bilateral international agreements)	693,799	467,349	105,282	1,408,558	506,895	—	—

Reduced incentive aliquot	33,574	26,705	37,627	78,223	87,708	—	—
Other	(67,077)	8,739	14,144	(163,435)	(77,458)	(41,276)	20,333

Income tax and social contribution	(791,772)	(593,102)	(764,069)	(1,970,208)	(2,215,492)	(869,922)	(1,070,072)

The deferred assets and liabilities for income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared based on internal assumptions and macroeconomic, commercial and fiscal scenarios which could change in the future.
We have certain tax incentives relative to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expire in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013, and bauxite in 2008. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

5.13— Consolidated investments

						Equity Results
	Investments		Quarter			Accumulated
	09/30/06	06/30/06	3Q/06	2Q/06	3Q/05	09/30/06	09/30/05

Investments in affiliated companies
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (a)	1,118,497	1,064,154	93,595	59,473	74,379	209,390	313,884
Shandong Yankuang International Company Ltd.	55,273	46,561	—	—	—	—	—
Henan Longyu Energy Resources Co. Ltd. (b)	254,829	200,172	21,235	9,931	(11,084)	45,543	(11,084)
Goodwill / Negative goodwill of consolidated companies	5,091,993	5,394,664	(130,750)	(132,256)	(57,270)	(300,947)	(171,810)
Other	6,523	6,493	—	—	9,666	—	44,320
Exchange variation in stockholders ´equity of companies abroad	—	—	(2,610)	(900)	—	(22,628)	(3,233)

Investments at cost
SIDERAR Sociedad Anonima Industrial Y Comercial (a)	32,613	32,465	—	—	—	—	—
Quadrem International Holdings Ltd.	10,140	10,094	—	—	—	—	—
Other (b)	151,657	62,040	4,301	6,018	—	16,394	—
Exchange variation	—	—	194	454	(2,525)	(2,657)	(8,503)

	6,721,525	6,816,643	(14,035)	(57,280)	13,166	(54,905)	163,574

(a)	Interest at market price — Usiminas R$ 1,909,994 and Siderar R$ 238,554; and

(b)	Dividends received from Gerdau, R$ 4,195 (3Q/06 R$ 1,659, 2Q/06 R$ 1,209 and 1Q/06 R$ 1,327), Longyu 2Q/06 R$ 33,147, Usiminas R$ 98,039 (3Q/06 — R$ 38,965, 2Q/06 R$ 59,074) and others at cost R$ 356.

5.14— Property, Plant and Equipment
(a) By type of asset:

		Consolidated				Parent Company
	Average	09/30/06			06/30/06	09/30/06			06/30/06
	deprecia-tion		Accumulated				Accumulated
	rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Buildings	2.82%	4,045,973	(1,528,432)	2,517,541	2,224,384	2,203,660	(767,652)	1,436,008	1,371,601
Installations	3.69%	17,881,280	(6,529,988)	11,351,292	10,336,524	8,496,799	(3,165,809)	5,330,990	5,060,290
Equipment	9.52%	5,742,956	(2,729,719)	3,013,237	3,781,821	2,884,195	(1,020,949)	1,863,246	1,645,307
Information technology equipment	20.00%	1,226,867	(491,730)	735,137	703,945	1,068,310	(386,531)	681,779	651,734
Railroads	3.87%	8,755,513	(3,433,341)	5,322,172	4,902,076	8,436,576	(3,324,465)	5,112,111	4,981,594
Mineral rights (note 5.4 (h))	1.84%	1,761,673	(439,301)	1,322,372	1,092,864	1,304,203	(204,632)	1,099,571	1,117,506
Others	14.50%	3,088,465	(1,287,021)	1,801,444	2,029,454	2,143,197	(831,332)	1,311,865	1,112,103

		42,502,727	(16,439,532)	26,063,195	25,071,068	26,536,940	(9,701,370)	16,835,570	15,940,135
Construction in progress	—	12,056,225	—	12,056,225	11,468,569	7,188,230	—	7,188,230	7,013,348

Total		54,558,952	(16,439,532)	38,119,420	36,539,637	33,725,170	(9,701,370)	24,023,800	22,953,483

(b) By business area:

	Consolidated
	09/30/06			06/30/06
		Accumulated
	Cost	depreciation	Net	Net
Ferrous
In operation	26,513,717	(10,868,654)	15,645,063	15,344,432
Construction in Progress	6,263,395	—	6,263,395	5,938,563

	32,777,112	(10,868,654)	21,908,458	21,282,995

Non — Ferrous
In operation	3,076,350	(838,673)	2,237,677	2,188,554
Construction in Progress	3,038,543	—	3,038,543	2,939,831

	6,114,893	(838,673)	5,276,220	5,128,385

Logistics
In operation	4,072,520	(1,279,478)	2,793,042	2,227,806
Construction in Progress	213,895	—	213,895	238,096

	4,286,415	(1,279,478)	3,006,937	2,465,902

Holdings
In operation	7,701,846	(3,080,904)	4,620,942	4,607,879
Construction in Progress	2,056,420	—	2,056,420	1,636,522

	9,758,266	(3,080,904)	6,677,362	6,244,401

Corporate Center
In operation	1,138,292	(371,823)	766,469	702,397
Construction in Progress	483,974	—	483,974	715,557

	1,622,266	(371,823)	1,250,443	1,417,954

Total	54,558,952	(16,439,532)	38,119,420	36,539,637

5.15- Loans and Financing
Current

	Consolidated		Parent Company
	09/30/06	06/30/06	09/30/06	06/30/06
Trade finance	843,733	448,208	438,419	—
Working capital	218,404	204,181	—	—

	1,062,137	652,389	438,419	—

Non-current

	Consolidated				Parent Company
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
	09/30/06	06/30/06	09/30/06	06/30/06	09/30/06	06/30/06	09/30/06	06/30/06
Foreign operations

Loans and financing in:
U.S. dollars	1,412,394	1,533,949	4,663,174	4,371,768	402,094	516,607	1,686,872	1,832,982
Other currencies	7,768	7,827	30,811	31,562	7,768	7,827	30,811	31,562
Notes in U.S. dollars	—	—	4,417,672	4,406,214	—	—	—	—
Export securitization	183,366	181,128	609,017	653,013	—	—	—	—
Perpetual notes	—	—	185,968	173,969	—	—	—	—
Accrued charges	185,340	287,341	—	—	18,717	46,067	—	—

	1,788,868	2,010,245	9,906,642	9,636,526	428,579	570,501	1,717,683	1,864,544

Local operations

Indexed by TJLP, TR and IGP-M	178,182	166,432	339,119	343,497	44,660	44,945	159,350	167,211
Basket of currencies	3,536	3,530	16,824	17,642	3,270	3,259	16,545	17,289
Loans in U.S. dollars	187,708	256,073	226,777	236,398	406	825	—	—
Non-convertible debentures	—	690	352,590	342,680	—	690	11	11
Accrued charges	59,450	77,259	—	—	1,119	901	—	—

	428,876	503,984	935,310	940,217	49,455	50,620	175,906	184,511

	2,217,744	2,514,229	10,841,952	10,576,743	478,034	621,121	1,893,589	2,049,055

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, being US$ 1.00 = R$ 2.1742 on 09/30/06 (R$ 2.1643 in 06/30/06) and ¥ 1.00 = R$ 0.18408 on 09/30/06 (R$ 0.018920 on 06/30/06);

(b)	At September 30, 2006, our consolidated debt was secured as follows:
•	Loans guaranteed by the Federal Government, to which we gave counter-guarantees of R$227.365;

•	Securitization program of R$801.223;

•	Property, plant and equipment of R$98.345;

•	Other assets R$1.005.221.
(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically mature as follows, as of 09/30/06:

	Consolidated		Parent Company
2007	423,473	4%	53,021	3%
2008	955,093	9%	429,980	23%
2009	754,642	7%	388,779	21%
2010 onward	8,170,197	75%	1,021,809	53%
No due date (perpetual notes and debentures)	538,547	5%	—	—

	10,841,952	100%	1,893,589	100%

(d)	On October, 2005, the subsidiary Vale Overseas Limited launched a US$ 300 million notes issue maturing in 2034. The notes carry a coupon of 7.65% p.a. The notes form a single series with the US$ 500 million notes issued in January 2004 and 8.25% p.a. coupon.

(e)	In January, 2006, the subsidiary Vale Overseas Limited issued US$ 1 billion 10-year 6.250% p.a. notes, payable semi-annually due 2016, at a price of 99.97% p.a. of the principal amount.

(f)	In January, 2006, the subsidiary Vale Overseas Limited concluded its tender offer for any and all of its US$ 300 million aggregate principal amount outstanding 9.00% p.a. Guaranteed Notes due 2013.
5.16- Contingent Liabilities
At the quarterly information dates the contingent liabilities of the Company were:
(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Consolidated
	Tax judicial	Labor and social
Judicial deposits	deposits	judicial deposits	Civil claims	Others	Total
Balance at 06/30/2006	1,291,736	396,054	263,588	2,585	1,953,963
Addition	77,221	39,215	43,017	907	160,360
Write off	(56,860)	(3,355)	(1,434)	(1,825)	(63,474)
Updating’s	8,494	54,598	766	103	63,961

Balance at 06/30/2006	1,320,591	486,512	305,937	1,770	2,114,810

	Parent Company
	Tax judicial	Labor and social
Judicial deposits	deposits	judicial deposits	Civil claims	Others	Total
Balance at 06/30/2006	795,983	297,818	188,730	2,377	1,284,908
Addition	72,145	23,043	13,831	905	109,924
Write off	(56,860)	(2,800)	(1,433)	(1,825)	(62,918)
Updating’s	6,910	54,311	766	103	62,090

Balance at 06/30/2006	818,178	372,372	201,894	1,560	1,394,004

	Consolidated
		Labor and social
Provisions for contingencies	Tax contingencies	security claims	Civil claims	Others	Total
Balance at 06/30/2006	1,753,984	696,267	528,147	62,426	3,040,824
Addition	34,799	185,836	35,556	(4,392)	251,799
Write off	(56,284)	(118,382)	(20,343)	(122)	(195,131)
Updating’s	153,956	20,743	3,865	455	179,019

Balance at 06/30/2006	1,886,455	784,464	547,225	58,367	3,276,511

	Parent Company
		Labor and social
Provisions for contingencies	Tax contingencies	security claims	Civil claims	Others	Total
Balance at 06/30/2006	1,367,715	556,072	373,461	25,357	2,322,605
Addition	7,216	158,339	6,677	86	172,318
Write off	(52,610)	(118,403)	(18,752)	(124)	(189,889)
Updating’s	151,918	21,414	3,474	455	177,261

Balance at 06/30/2006	1,474,239	617,422	364,860	25,774	2,482,295

The Company is party to labor, civil, tax and other suits and has been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily by management based on the opinions of the legal department and outside counsel.

Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents.

Tax — related actions principally comprise our challenges of certain revenue taxes, value added tax and income tax.

In addition to the contingencies for which we have made provisions we have possible losses totaling R$ 2,632,317 (R$ 1,966,662 parent company). Based on the advice of our legal counsel, no provision is maintained.

(b)	Guarantees given to jointly controlled companies are as follows:

	Amount of guarantee
			Denominated			Counter
Affiliate	09/30/06	06/30/06	currency	Purpose	Final maturity	guarantees
SAMARCO	5,890	8,508	US$	Debt guarantee IFC	2008	None
The Company expect such guarantees to be not executed and therefore no provisions for losses have been made.

(c)	Upon privatization of the Company in 1997, issued anon-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share with us in any future benefits from the Company mineral resources.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one cent), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

On October 4, 2002, the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) approved the Company’s registration request, for public trading of the Debentures. As from October 28, 2002, the Debentures can be traded on the secondary market.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from certain mineral resources owned in May 1997 and included in the Issue Deed.

According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder. Pursuant to this Deed, the payment date shall take place each semester in March and September.

On the start-up of copper projects in 2006, CVRD began calculating the premium referring to these minerals rights. Considering the iron ore sale, the Company estimates that the threshold for payment will be reached by approximately 2032 and 2019 for the Southern and Northern systems, respectively. Regarding other minerals, such as bauxite and nickel, the forecast for exploitation is for the second half of the decade, and according to the criteria established in the Deed, payment will be due on the net sales revenue in the fourth year after the date of first commercialization. The obligation to make payments to the debenture holders will cease when the pertinent mineral resources are exhausted.

On 04/03/06 e 02/10/2006 we made available payment related to debentures in the amount of R$4,491 and RS 8,379,r espectively.
5.17- Provision for asset retirement obligations
Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages yours relations with the environmental as a strategic factor, having as assumption the full compliance with applicable government rules and its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 09/30/06, the provision for asset retirement obligations amounted to R$549,305 (R$336,384 parent company), which was accounted for in “Provision for asset retirement obligations” in non-current liabilities and R$17,191 (R$ 17,191 parent company) in “Other” in current liabilities. The Company adopts the concepts of the Accounting for Asset Retirement Obligations, as follows:
•	Costs for mine closure are recorded as part of the cost of these assets and a corresponding provision is made for such future expenditure;

•	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and

•	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded amounts of the assets and liabilities.

5.18- Treasury Stock
The Board of Directors, under the terms of Subparagraph XXXII of Article 14 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.
On June 21, 2006, the Board of Directors approved a buy-back program of its preferred shares. The program will involve the acquisition of up to 47,986,763 preferred shares, corresponding to 5% of its outstanding preferred shares on May 31, 2006, to be executed over the next 180 days. Until 09/30/06, 1,281,100 preferred shares had been acquired. Until 09/30/06 has been acquired 15,149,600 common shares.
On 09/30/06, the Company had acquired 28,291,020 common shares and 15,172,516 preferred shares, which are held in treasury in the amount of R$ 790,304. The 28,291,020 common shares guarantee a loan of the subsidiary Alunorte. On September 30, 2006 the market value of 4,924,760 of these shares would be sufficient to offset the balance of the debt.

	Shares					Average quoted market
Class	Quantity		Unit acquisition cost			price
	09/30/06	06/30/06	Average	Low	High	09/30/06	06/30/06
Preferred	15,172,516	1,304,016	43.45	41.13	45.15	43.59	44.56
Common	28,291,020	28,291,020	4.63	3.34	8.68	50.55	51.78

	43,463,536	29,595,036

5.19- Paid-up Capital
At the Extraordinary Shareholders’ Meeting held on March 31,2006 the Capital Stock is in the amount of R$19,492,400,974.56, corresponding to 1,229,828,529 shares, being R$ 9,007,032,395.62 divided into 749.949.429 common shares and R$10,485,368,578.94, divided into 479,879,100 preferred Class “A”, including three (3) special Class shares, all without par value.
After the split the capital stock in the amount of R$19.5 billion, corresponds to 2,459,657,058 shares, being 1,499,898,858 common shares and 957,758,200 preferred Class “A”, including six special class shares without par value (Golden share). The share/ADR proportion was maintained at 1/1; therefore, each common and preferred share will continue to be represented by one ADR supported by one common share or by one ADR supported by one class “A” preferred share, respectively.
Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.
On May 22, 2005 the Extraordinary Shareholders’ Meeting approved the split of shares.
5.20- Payment to Shareholders
On October 31, 2006, was paid the second installment of the minimum dividend to shareholders for R$1,387,035, equivalent to R$ 0.574057909 per outstanding preferred class A or common share was made. From this amount, R$1,350,000 equivalent to R$ 0.558730080 per outstanding preferred class A or common share were paid in the form of interest on shareholders ´ equity and R$37,035, equivalent to R$0.015327829 per outstanding preferred or common share, in the form of dividends.
On April 04, 2006, was paid the first installment of the minimum dividend to shareholders for R$1,392,300, equivalent to R$ 1.145292894 per outstanding common or preferred class A or common share was made. From this amount, R$809,800 equivalent to R$ 0.666133869 per outstanding preferred class A or common share were paid in the form of interest on shareholders ´ equity and R$582,500, equivalent to R$0.479159025 per outstanding preferred or common share, in the form of dividends.

5.21- Financial Results
Consolidated

	Quarter
	3Q/06			2Q/06			3Q/05
					Monetary
		Monetary and			and			Monetary and
		exchange			exchange			exchange
	Financial	rate variation		Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(128,180)	(21,807)	(149,987)	(123,118)	76,420	(46,698)	(152,781)	388,288	235,507
Local debt	(38,621)	3,794	(34,827)	(41,444)	(100,574)	(142,018)	(18,959)	129,667	110,708
Related parties	(1,507)	143	(1,364)	(1,911)	(7)	(1,918)	(5,500)	758	(4,742)

	(168,308)	(17,870)	(186,178)	(166,473)	(24,161)	(190,634)	(177,240)	518,713	341,473
Labor, tax and civil contingencies	(62,594)	(121,307)	(183,901)	(56,236)	(7,771)	(64,007)	(65,724)	30,752	(34,972)
Derivatives, net of gain/losses (interest and currencies)	71,261	516	71,777	3,244	27	3,271	3,106	741	3,847
Derivatives, net of gain/losses (gold, aluminum, alumina and copper)	91,078	(1,383)	89,695	(110,679)	1,634	(109,045)	(172,567)	13,380	(159,187)
Call option premium	(187,346)	—	(187,346)	—	—	—	—	—	—
CPMF	(42,480)	—	(42,480)	(42,486)	—	(42,486)	(34,536)	—	(34,536)
Other	(100,757)	(2,854)	(103,611)	(184,189)	(49,334)	(233,523)	(62,542)	(94,612)	(157,154)

	(399,146)	(142,898)	(542,044)	(556,819)	(79,605)	(636,424)	(509,503)	468,974	(40,529)

					Monetary
		Monetary and			and			Monetary and
		exchange			exchange			exchange
	Financial	rate variation		Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total	income	on assets	Total
Related parties	1,395	97	1,492	5,050	(1,443)	3,607	800	(13,174)	(12,374)
Marketable securities	103,191	14,069	117,260	55,001	(9,289)	45,712	60,473	(104,074)	(43,601)
Other	33,622	141,061	174,683	44,713	75,987	120,700	4,067	(226,828)	(222,761)

	138,208	155,227	293,435	104,764	65,255	170,019	65,340	(344,076)	(278,736)

Financial income (expenses), net	(260,938)	12,329	(248,609)	(452,055)	(14,350)	(466,405)	(444,163)	124,898	(319,265)

	Accumulated
	09/30/06			09/30/05
		Monetary and			Monetary and
		exchange			exchange
	Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(367,259)	296,872	(70,387)	(334,780)	1,158,793	824,013
Local debt	(117,198)	58,390	(58,808)	(138,010)	354,061	216,051
Related parties	(6,082)	11	(6,071)	(16,414)	771	(15,643)

	(490,539)	355,273	(135,266)	(489,204)	1,513,625	1,024,421

Labor, tax and civil contingencies	(175,740)	(142,823)	(318,563)	(128,310)	(11,660)	(139,970)
Derivatives, net of gain/losses (interest and currencies)	76,094	975	77,069	1,816	3,307	5,123
Derivatives, net of gain/losses (gold, aluminum, alumina and copper)	(178,871)	50,477	(128,394)	(165,552)	52,161	(113,391)
Call option premium	(187,346)	—	(187,346)	—	—	—
CPMF	(133,422)	—	(133,422)	(104,231)	—	(104,231)
Other	(393,212)	(207,882)	(601,094)	(166,521)	(255,308)	(421,829)

	(1,483,036)	56,020	(1,427,016)	(1,052,002)	1,302,125	250,123

		Monetary and			Monetary and
		exchange			exchange
	Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total
Related parties	7,236	(1,342)	5,894	15,607	(5,236)	10,371
Marketable securities	227,218	(47,749)	179,469	155,081	(320,207)	(165,126)
Other	116,625	150,960	267,585	65,629	(672,838)	(607,209)

	351,079	101,869	452,948	236,317	(998,281)	(761,964)

Financial income (expenses), net	(1,131,957)	157,889	(974,068)	(815,685)	303,844	(511,841)

Parent Company

	Accumulated
	09/30/06			09/30/05
		Monetary and			Monetary and
		exchange			exchange
	Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(81,234)	(32,960)	(114,194)	(49,463)	289,425	239,962
Local debt	(24,269)	(65,054)	(89,323)	(16,550)	68,284	51,734
Related parties	(282,941)	467,913	184,972	(205,406)	659,117	453,711

	(388,444)	369,899	(18,545)	(271,419)	1,016,826	745,407

Labor, tax and civil contingencies	(166,814)	(140,098)	(306,912)	(118,325)	(9,354)	(127,679)
Derivatives, net of gain/losses (interest and currencies)	2,200	(196)	2,004	(3,264)	(546)	(3,810)
Derivatives, net of gain/losses (gold)	(16,025)	3,887	(12,138)	(8,662)	7,198	(1,464)
CPMF	(82,035)	—	(82,035)	(61,293)	—	(61,293)
Other	(224,190)	126,591	(97,599)	(72,067)	371,571	299,504

	(875,308)	360,083	(515,225)	(535,030)	1,385,695	850,665

		Monetary			Monetary
		and exchange			and exchange
	Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total
Related parties	54,353	(95,645)	(41,292)	42,981	(225,571)	(182,590)
Marketable securities	45,294	72	45,366	40,466	9,782	50,248
Other	17,810	151,255	169,065	31,904	(39,912)	(8,008)

	117,457	55,682	173,139	115,351	(255,701)	(140,350)

Financial income (expenses), net	(757,851)	415,765	(342,086)	(419,679)	1,129,994	710,315

5.22- Financial Instruments — Derivatives
The main market risks the Company faces are related to volatility of interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivative instruments. These operations are done with exclusive objective to reduce our risk exposure. We do not use this with speculative purpose.
We keep track and evaluate our position regularly and adjust our strategty always accordingly market conditions. Periodically we reviewed the credit limits and creditworthiness of counterparties on these transactions according to polices and rules to operations with derivatives instruments, the Company’s management considers that chances of unexpected risk situations are not probable.

The following table shows the movement of gains/loss on derivatives:

	Consolidated
	3Q/06
	Interest
	rates (libor)	Currencies(*)	Gold	Aluminium	Alumina	Copper(*)	Total
Gains / (losses) unrealized on 03/31/06	(2,301)	4,228	(131,294)	(385,442)	(160,801)	—	(675,610)
Financial settlement	377	—	10,121	26,381	23,670	—	60,549
Financial expenses, net	(715)	71,976	9,888	69,973	5,434	5,783	162,339
Monetary variations, net	(14)	530	(406)	(589)	(386)	(2)	(867)

Gains / (losses) unrealized on 06/30/06	(2,653)	76,734	(111,691)	(289,677)	(132,083)	5,781	(453,589)

	2Q/06
	Interest
	rates (libor)	Currencies(*)	Gold	Aluminium	Alumina	Copper(*)	Total
Gains / (losses) unrealized on 12/31/05	(6,361)	2,325	(126,624)	(353,234)	(158,748)	—	(642,642)
Financial settlement	2,692	—	8,253	32,316	29,545	—	72,806
Financial expenses, net	1,358	1,886	(11,688)	(68,105)	(30,886)	—	(107,435)
Monetary variations, net	10	17	(1,235)	3,581	(712)	—	1,661

Gains / (losses) unrealized on 03/31/06	(2,301)	4,228	(131,294)	(385,442)	(160,801)	—	(675,610)

	3Q/05
	Interest
	rates (libor)	Currencies(*)	Gold	Aluminium	Alumina	Copper(*)	Total
Gains / (losses) unrealized on 06/30/05	(21,173)	3,719	(69,555)	(127,240)	(50,832)	—	(265,081)
Financial settlement	1,453	(884)	6,122	15,387	16,072	—	38,150
Financial expenses, net	3,397	(292)	(21,382)	(116,147)	(35,036)	—	(169,460)
Monetary variations, net	938	(195)	3,668	6,940	2,772	—	14,123

Gains / (losses) unrealized on 06/30/05	(15,385)	2,348	(81,147)	(221,060)	(67,024)	—	(382,268)

	Parent Company
	09/30/06
	Interest rates
	(libor)	Currencies(*)	Gold	Copper(*)	Total
Gains / (losses) unrealized on 12/31/05	(5)	1,725	(63,408)	—	(61,688)
Financial settlement	—	—	15,802	—	15,802
Financial expenses, net	5	2,195	(22,002)	5,977	(13,825)
Monetary variations, net	—	(196)	3,888	—	3,692

Gains / (losses) unrealized on 06/30/06	—	3,724	(65,720)	5,977	(56,019)

	09/30/05
	Interest rates
	(libor)	Currencies(*)	Gold	Copper(*)	Total
Gains / (losses) unrealized on 12/31/04	(9,268)	9,405	(55,406)	—	(55,269)
Financial settlement	7,354	(2,081)	9,775	—	15,048
Financial expenses, net	698	(3,953)	(8,663)	—	(11,918)
Monetary variations, net	480	(1,023)	7,198	—	6,655

Gains / (losses) unrealized on 06/30/05	(736)	2,348	(47,096)	—	(45,484)

(*)	Included as others in current assets.
Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates (LIBOR)	October 2007
Currencies	December 2011
Alumina	December 2008
Aluminum	December 2008
Copper	December 2008

5.23- Selling, Administrative and Other Operating Expenses

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
Administrative	3Q/06	2Q/06	3Q/05	09/30/06	09/30/05	09/30/06	09/30/05
Personnel	152,197	142,299	138,272	431,781	344,878	224,272	181,687
Services of technical consulting	43,674	33,179	89,146	115,289	236,116	71,533	86,366
Advertising and publicity	24,946	54,536	24,422	106,242	68,761	104,505	67,552
Depreciation	62,348	53,240	32,572	167,645	91,866	119,785	41,331
Travel expenses	13,187	13,509	10,116	37,401	34,161	31,638	29,198
Rents and taxes	14,030	15,001	6,255	39,082	39,569	19,308	21,718
Community aborigine	7,737	4,120	3,470	15,920	13,395	15,920	13,395
Other	58,336	64,750	28,407	174,636	69,055	36,978	18,813

Sub total	376,455	380,634	332,660	1,087,996	897,801	623,939	460,060

Sales	25,692	131,160	90,782	261,738	286,445	2,734	1,185

Total	402,147	511,794	423,442	1,349,734	1,184,246	626,673	461,245

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
Other operating expenses (income)	3Q/06	2Q/06	3Q/05	09/30/06	09/30/05	09/30/06	09/30/05
Provisions for contingencies	73,717	44,334	118,333	149,071	178,461	12,131	81,000
Provision for loss on ICMS credits	24,335	13,935	15,515	53,128	24,224	—	—
Provision for profit sharing	75,619	78,441	52,966	216,509	159,647	174,000	135,000
Fundação Vale do Rio Doce — FVRD	15,040	2,573	9,642	20,911	42,120	18,883	41,770
Other	159,107	36,619	92,132	272,926	224,774	152,953	(3,063)

Total	347,818	175,902	288,588	712,545	629,226	357,967	254,707

5.24- Acquisition of INCO
On October 23, 2006 CVRD acquired Inco Limited (Inco) for US$ 13 billion, corresponding to 174,623,019 common shares for Cdn$ 86.00 each share, representing 75.66% of its outstanding shares.
Our acquisition is consistent with our long-term corporate strategy and with our non-ferrous metals business strategy. It is a new step in our strategy of developing, operating and maximizing the performance of large-scale, long-life and low-cost assets.
The proposed transaction will bring a better diversification to our Company’s activities by products, markets and geographic asset base contributing to reducing our business and financial risks.
Inco is a leading Canadian-based nickel company, and one of the largest nickel producers possessing the world’s largest nickel reserve base.
In accordance with CVRD stated purpose of acquiring 100% of the outstanding shares of Inco, CVRD are taking the steps to acquire the remaining shares. Until 03/11/06 CVRD have already acquired 196,078,276 shares by approximately US$ 15 bilion, representing 86.57% of Inco’s capital.
The financial disbursement with the acquisition of 100% of Inco shares is estimated to reach US$ 17.6 billion. . Most part of money is coming from a bridge loan supplied by a syndicate of banks. The bridge loan has a two-year tenor, with an interest rate of Libor plus 40 basis points during the first year and Libor plus 60 basis points during the second year.
CVRD expects to conclude shortly several transactions to take out the bridge loan aiming to extend the debt maturity close to the pre-acquisition level, longer than seven years.
Until 11/03/06 CVRD has already acquired 196,078,276 shares by approximately US$ 15 billion, representing 86,57% of Inco’s capital .

6- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Period ended september 30, 2006							In thousands of reais
							Accounting information
	Participation (%)		Assets			Liabilities and stockholders’ equity			Statement of income
				Current			Non-current assets
					Investments,
					property plant		Long-term,						Income
					and		deferred			Cost of			tax and
					equipment		income and	Adjusted		products	Operating	Non-	Social	Adjusted
					and deferred		minority	stockholders’	Net	and	income	operating	contributi	net income
	Total	Voting	Circulante	Long-term	charges	Current	interest	equity	revenues	services	(expenses)	result	on	(loss)
Subsidiaries (a)
ALBRAS — Alumínio Brasileiro S.A. (c)	51.00	51.00	417,686	1,402,889	1,050,092	282,483	1,008,443	1,579,741	1,803,302	(1,148,693)	(67,129)	122	(138,980)	448,622
ALUNORTE — Alumina do Norte do Brasil S.A. (c)	57.03	61.74	790,012	158,257	3,707,209	293,098	1,257,132	3,105,248	1,911,731	(1,111,091)	(103,401)	365	(130,266)	567,338
Brasilux S.A.	100.00	100.00	2,261	33,565	535	13,584	—	22,777	—	—	(1,250)	—	—	(1,250)
Caemi Mineração e Metalurgia S.A.(b, c)	100.00	100.00	2,507,690	1,204,848	2,106,827	807,737	985,271	4,026,357	4,063,696	(1,616,479)	(324,365)	(242,246)	(407,665)	1,472,941
Companhia Paulista de Ferro Ligas	100.00	100.00	70,241	166,160	3,831	146,596	96,053	(2,417)	—	—	4,124	253	(7,306)	(2,929)
Companhia Portuária Baia de Sepetiba — CPBS	100.00	100.00	211,640	5,969	148,302	61,595	29	304,287	204,492	(73,556)	6,574	—	(46,756)	90,754
CVRD Overseas Ltd.	100.00	100.00	1,113,635	609,018	865,340	1,758,171	43,636	786,186	2,074,881	(1,395,550)	(30,503)	—	—	648,828
Docepar S.A.	100.00	100.00	2,621	324,478	149	21,430	273,387	32,431	—	—	(10,690)	—	(213)	(10,903)
Ferrovia Centro — Atlântica S.A.	100.00	100.00	323,681	132,199	1,484,868	211,771	1,900,664	(171,687)	537,105	(522,180)	(65,145)	—	—	(50,220)
Ferro Gusa Carajás S.A.	77.97	77.97	140,235	152	284,786	343,497	647	81,029	86,443	(92,097)	(36,306)	—	—	(41,960)
Florestas Rio Doce S.A. (c)	100.00	100.00	31,849	35,431	3,730	10,803	32,981	27,226	—	—	6,458	—	(2,958)	3,500
CVRD International S.A. (d)	100.00	100.00	9,834,500	10,912,583	4,267,129	3,742,503	7,081,542	14,190,167	12,964,755	(9,486,634)	63,663	750,313	—	4,292,097
Mineração Tacumã Ltda.	100.00	100.00	128	—	1,603,157	16,319	1,773,342	(186,376)	—	—	(69,681)	—	—	(69,681)
Navegação Vale do Rio Doce S.A. — DOCENAVE (c)	100.00	100.00	429,752	23,294	434,188	84,394	541,855	260,985	43,091	(13,137)	(8,376)	(5)	(12,412)	9,161
Rio Doce International Finance Ltd.	100.00	100.00	589	13,381	—	8,815	138	5,017	—	(647)	156,846	—	—	156,199
Rio Doce Manganèse Europe — RDME	100.00	100.00	236,355	210	74,895	115,406	2,405	193,649	334,243	(328,144)	(15,892)	18	(728)	(10,504)
Rio Doce Manganése Norway AS	100.00	100.00	93,366	7,354	61,557	78,421	14,805	69,051	116,442	(106,224)	(525)	—	—	9,693
Rio Doce Manganês S.A.	100.00	100.00	416,631	213,276	374,642	288,339	192,097	524,113	461,544	(409,267)	(127,434)	(43,946)	9,303	(109,800)
Salobo Metais S.A.	100.00	100.00	1,314	—	865,619	684	590,114	276,135	—	—	—	—	—	—
TVV — Terminal de Vila Velha S.A. (c)	100.00	99.89	50,278	7,875	54,891	27,152	9,956	75,936	88,553	(63,624)	(2,954)	—	(7,277)	14,698
Urucum Mineração S.A.	100.00	100.00	106,938	19,346	69,887	28,950	111,322	55,899	106,381	(61,369)	(26,961)	(2,731)	(6,438)	8,882
Vale Overseas Ltd.	100.00	100.00	65,241	4,532,039	—	65,239	4,532,039	1	—	—	—	—	—	—
Valesul Alumínio S.A. (c)	100.00	100.00	257,452	70,266	119,816	104,816	30,891	311,827	421,871	(322,080)	(20,256)	5,590	(27,673)	57,452

Jointly-controlled companies (a)
California Steel Industries, Inc.	50.00	50.00	1,250,972	4,892	512,074	699,541	326,129	742,268	2,290,987	(1,857,562)	(123,283)	—	(144,537)	165,605
Companhia Coreano-Brasileira de Pelotização — KOBRASCO (c)	50.00	50.00	170,150	27,735	246,128	171,807	105,845	166,361	573,519	(450,804)	(7,618)	727	(41,172)	74,652
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (c)	50.89	51.00	221,885	45,955	76,630	132,162	54,685	157,623	515,694	(415,652)	(23,530)	—	(30,757)	45,755
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (c)	50.90	51.00	188,929	57,574	74,649	114,114	64,544	142,494	469,854	(386,582)	(17,382)	—	(25,099)	40,791
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (c)	51.00	51.11	308,902	83,074	128,693	310,493	63,398	146,776	867,228	(710,412)	(56,147)	—	(39,470)	61,199
Minas da Serra Geral S.A. — MSG (c)	50.00	50.00	27,845	14,397	83,871	3,065	23,453	99,595	18,467	(8,061)	(3,737)	207	(2,238)	4,638
Mineração Rio do Norte S.A. (c)	40.00	40.00	149,956	507,954	956,587	574,171	227,695	812,631	681,410	(406,274)	(5,582)	(676)	(36,097)	232,781
MRS Logística S.A. (c)	40.45	37.23	878,852	286,733	1,310,079	785,515	669,992	1,020,157	1,441,932	(764,281)	(82,585)	(2,472)	(201,653)	390,941
Samarco Mineração S.A. (c)	50.00	50.00	706,259	171,442	1,808,061	881,821	1,036,446	767,495	1,745,106	(609,293)	(227,157)	4,440	(158,840)	754,256
Baovale Mineração S. A. (c)	50.00	100.00	43,089	—	50,378	1,446	—	92,021	22,078	(3,268)	(17,565)	—	(2,475)	(1,230)
Notes:

Notes:

(a)	The amounts above correspond to totals presented in the quarterly information of these companies on September 30, 2006 adjusted and unaudited;

(b)	Since March 31, 2006 Caemi became a wholly owned subsidiary of CVRD (Note 5.5). The consolidated results of Caemi includes the amount of R$ 247,179 referring to minority interest;

(c)	Dividends received during the period: Albrás R$ 62.593, Alunorte R$ 30.832, Baovale R$ 963, Belém R$ 19,818, Caemi R$ 334,238, CPBS R$ 34.500, Docenave R$ 70,134, Florestas R$ 29.997, Hispanobrás R$ 29,950, Itabrasco R$ 25,450, Kobrasco R$ 24,193, MRS R$ 10,183, MRN R$ 165,198, MSG R$1,480, Nibrasco R$ 46,713, Samarco R$ 437.601, TVV R$18,787, and Valesul R$ 896;

(d)	Previously known as Itabira Rio Doce Company Ltd. – ITACO.
Additional information of the main investee companies available on the CVRD website, www.cvrd.com.br, investors relations.

7- Report of the Independent Accountants on Limited Review
     (Convenience Translation into English from the Original Previously Issued in Portuguese)
To the Stockholders and Board of Directors of
Companhia Vale do Rio Doce
Rio de Janeiro – RJ
1.	We have carried out a limited review of the Quarterly Financial Information (ITR) of Companhia Vale do Rio Doce, holding company and consolidated, in respect of the quarter ended September 30, 2006, prepared in accordance with the accounting practices adopted in Brazil and under the responsibility of the Company’s management, comprising the balance sheets, the statements of income and changes in shareholders’ equity and the comments on the Company’s performance.

2.	Except as mentioned in paragraph 3, our limited review was carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company’s and its investees’ accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information (ITR), and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company’s and its investees’ financial positions and operations.

3.	The financial statements as of September 30, 2006, of certain subsidiaries, jointly owned and associated companies, in which there are relevant investments, have not been reviewed by independent auditors. Accordingly, the conclusions resulting from our review do not cover the amounts of R$6,882,668 thousand of these investments and R$257,325 thousand of the income generated by them for the quarter then ended.

4.	Based on our limited review, except for the effects of the adjustments, if any, which might have been required if the financial statements of the subsidiaries, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent auditors, we are not aware of any relevant adjustment which should be made to the Quarterly Financial Information (ITR), referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of the obligatory Quarterly Financial Information (ITR).

5.	Our limited review was conducted for the purpose of issuing our report on the Quarterly Financial Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows is presented as additional information, and is not a required part of the Quarterly Financial Information. Such statement has been subjected to the review procedures described in paragraph 2 and we are not aware of any material adjustment that should be made to such statement for it to be adequately presented in relation to the Quarterly Financial Information.

6.	We have previously reviewed the balance sheets, holding company and consolidated, as of June 30, 2006 and the statements of income and cash flows for the quarter and nine months ended September 30, 2005, presented for comparison purposes, over which we issued limited reviews’ reports dated August 2, 2006 and November 9, 2005, respectively, including a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors.
Rio de Janeiro, November 8, 2006

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Auditores Independentes	Accountant

B — Additional Information
8 — Management’s Discussion and Analysis of the Operating Results for the Year Ended September 30, 2006 and Supplemental Information
As a result of the analysis some general aspects must be considered, as follows:

On 09/30/06, about 92% of the consolidated gross revenue and 25% of consolidated total cost are linked to the U.S. dollar. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating results.

Approximately 84% of consolidated short-term and long-term loans on 09/30/06 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses and income.

The average Dollar rate fell 12.37% between periods (R$2.19 on 09/30/06 against R$2.49 in 09/30/05), partially offset by price increases, and the end rate fell 2.16% (R$2.17 in 09/30/06 against R$2.22 in 09/30/05).

In 2006, iron ore prices increased by 19% and pellets prices decreased by 3%.

The consolidated Trade Balance was:

	In US$ million
	Quarter				Accumulated
	3Q/06	2Q/06	3Q/05	09/30/06	09/30/05
Exports	2,412	2,543	1,723	7,237	5,010
Imports	(229)	(221)	(134)	(678)	(509)

	2,183	2,322	1,589	6,559	4,501

8.1	— Comments on Consolidated Operating Results
8.1.1	— Gross revenue

	In thousands of metric tons (except railroad transportation)					In thousands of reais
		Quarter			Accumulated			Quarter		Accumulated
	3Q/06	2Q/06	3Q/05	09/30/06	09/30/05	3Q/06	2Q/06	3Q/05	09/30/06	09/30/05
Iron ore	63,119	59,703	55,203	177,682	157,331	6,024,461	5,129,829	4,462,634	15,301,139	12,288,242
Pellets (*)	9,611	7,438	8,774	24,816	27,247	1,584,879	1,224,643	1,643,421	4,161,162	4,787,234

	72,730	67,141	63,977	202,498	184,578	7,609,340	6,354,472	6,106,055	19,462,301	17,075,476

Manganese	224	198	271	571	663	38,542	25,581	48,920	88,992	174,288
Ferroalloys	131	144	136	401	423	280,974	274,665	225,891	787,132	1,041,744

						319,516	300,246	274,811	876,124	1,216,032

Copper	120	105	96	295	286	608,662	447,328	214,632	1,297,728	643,182
Potash	291	121	197	515	464	118,937	49,377	111,296	217,202	267,175
Kaolin	283	305	280	909	863	114,913	100,151	98,681	321,391	314,212

						842,512	596,856	424,609	1,836,321	1,224,569

Railroad transportation (millions of TKU) (**)	10,745	10,374	10,468	29,454	28,820	715,694	688,756	694,261	1,939,287	1,830,719
Port services	8,197	7,781	8,315	22,167	22,908	146,164	127,014	141,752	378,832	379,002
Boat services	—	—	—	—	—	14,629	12,670	17,637	40,214	49,851
Maritime transportation	—	—	—	—	—	79,571	67,528	84,306	197,337	250,814

						956,058	895,968	937,956	2,555,670	2,510,386

Aluminum	141	125	122	390	367	788,209	736,242	536,302	2,175,548	1,729,792
Alumina	829	867	504	2,186	1,335	588,504	743,806	332,974	1,668,378	929,403
Bauxite	1,049	1,056	1,422	3,213	4,056	62,962	64,248	86,039	192,597	264,258

						1,439,675	1,544,296	955,315	4,036,523	2,923,453

Steel	—	—	—	—	—	414,752	381,832	339,851	1,145,493	1,170,701
Pig iron	66	71	—	137	—	43,356	42,769	—	86,125	—
Other products and services	—	—	—	46	—	17,124	14,226	3,350	55,565	25,141

	—	—	—	—	—	475,232	438,827	343,201	1,287,183	1,195,842

						11,642,333	10,130,665	9,041,947	30,054,122	26,145,758

(*)	Includes revenues derived from services to jointly-controlled in the amounts of R$17,878, R$16,799, R$18,772, R$52,568 and R$52,674 referring to the 3Q/06, 2Q/06, 3Q/05, 09/30/06 and 09/30/05, respectively.

(**)	The Company carried through its railroad system 7,951, 7,962, 8,242, 22,083, and 22,006 million of TKUs of general cargo and 2,794, 2,412, 2,226, 7,371, and 6,814 million of TKUs of iron ore for third parties in 3Q/06, 2Q/06, 3Q/05, 09/30/06 and 09/30/05, respectively.

Sales volume and revenues by products and services:
The 15% gross revenue increase, from R$26,145,758 to R$30,054,122 was due to:
•	Reference price increase of 19% for iron ore and decreased 3% for pellets;

•	Increase of copper prices;

•	Increase of iron ore volumes sold; and

•	Beginning of the sale of pig iron and coal in 2006.
The above effects were partially offset by:
•	The devaluation of the average dollar compared with the real was 12%; and

•	Decrease in ferroalloys prices (due to increase of offer began by the end of 2004) and the decline of manganese volume sold.
Gross consolidated revenue by segment

				Holdings		Trimestres						Acumulado
	Ferrous	Non - Ferrous
	Minerals	Minerals	Logistics	Aluminum	Other	3Q/06%		2Q/06%		3Q/05%		09/30/06%		09/30/05%
External market
Americas, except United States	533,008	463	17,622	275,052	—	826,145	7	655,990	6	517,929	6	2,049,106	7	1,784,288	7
United States	249,320	10,358	—	58,351	458,108	776,137	7	671,110	7	560,134	6	1,973,159	7	2,018,770	8
Germany	701,350	77,625	—	—	—	778,975	7	716,065	7	734,431	8	2,111,219	7	2,090,776	8
France	391,757	9,974	—	—	—	401,731	3	276,966	3	276,642	3	900,619	3	856,044	3
England	223,639	475	2,722	11,324	—	238,160	2	197,582	2	124,438	1	601,521	2	435,257	2
Europe, except for Germany, France and England	834,984	277,323	—	494,223	—	1,606,530	14	1,502,731	15	1,316,048	14	4,280,271	14	3,924,127	15
Middle East/Africa/Oceania	378,712	166	1,422	113,327	—	493,627	4	606,604	6	596,025	7	1,512,687	5	1,653,215	6
China	2,084,804	43,264	12,660	25,489	—	2,166,217	19	1,850,157	18	1,429,907	16	5,511,111	18	3,394,959	13
South Korea	254,081	93,569	—	—	—	347,650	3	172,063	2	321,722	4	813,579	3	698,952	3
Japan	787,184	28,225	—	297,802	—	1,113,211	10	863,720	9	794,636	9	2,813,738	9	2,232,962	9
Ásia, other than China, South Korea and Japan	366,532	93,089	—	—	—	459,621	4	523,256	5	238,139	3	1,197,519	4	836,911	3

	6,805,371	634,531	34,426	1,275,568	458,108	9,208,004	80	8,036,244	80	6,910,051	77	23,764,529	79	19,926,261	77
Brazil	1,159,541	207,981	898,697	168,110	—	2,434,329	20	2,094,421	20	2,131,896	23	6,289,593	21	6,219,497	23

Total	7,964,912	842,512	933,123	1,443,678	458,108	11,642,333	100	10,130,665	100	9,041,947	100	30,054,122	100	26,145,758	100

8.1.2 – Cost of products and services
By nature

	Denominated in		Quarter			Accumulated
	R$	US$	3Q/06	2Q/06	3Q/05	09/30/06	09/30/05
Personnel	471,499	27,799	499,298	403,940	377,497	1,275,653	1,031,788
Material	784,624	179,400	964,024	813,058	821,211	2,488,856	2,328,060
Oil and gas	470,691	137,957	608,648	530,903	457,719	1,595,846	1,310,626
Outsourced services	793,880	281,535	1,075,415	930,713	861,637	2,871,129	2,414,664
Energy	394,167	30,239	424,406	338,239	361,033	1,066,424	1,050,050
Raw Material	14,562	504,997	519,559	553,791	481,847	1,597,188	1,644,702
Depreciation and depletion	433,791	12,393	446,184	391,861	366,235	1,205,673	1,074,761
Amortization of goodwill	94,008	—	94,008	94,090	94,726	280,085	286,916
Others	261,323	43,679	305,002	294,127	286,366	851,122	762,343

Total	3,718,545	1,217,999	4,936,544	4,350,722	4,108,271	13,231,976	11,903,910

	75%	25%

The 11% increase in the cost of products and services (R$13,231,976 on 09/30/06 against R$ 11,903,910 on 09/30/05) is due to increase in sales volumes and changes in the prices of materials, oil, energy and services which comprise production cost during the period.
8.1.3 – Selling expenses and administrative expenses
Selling expenses decreased by 9%, from R$286,445 on 09/30/05 to R$261,738 on 09/30/06, while administrative expenses increased by 21% from R$897,801 on 09/30/05 to R$1,087,996 on 09/30/06, basically due to personnel agreements and expenses with depreciation.
8.1.4 – Research and development
Research and development increased by 44%, from R$463.014 on 09/30/05 to R$667.184 on 09/30/06, reflecting CVRD expansion plan to diversify production and expansion of production to meet world demand.
8.1.5 – Other operating expenses
Other operating expenses increased by 13%, from R$629,226 on 09/30/05 to R$712,545 on 09/30/06. See note 5.23.
8.1.6 – Net financial results
The net financial result had an impact of R$462,227(expense of R$974,068 on 09/30/06 compared to expense of R$511,841on 09/30/05) due to exchange rate variation effect over the foreign debt, that was partially compensated with the exchange variation on cash equivalents.

8.1.7 – Income tax and social contribution
Income tax and social contribution reflect an expense of R$1.970,208 on 09/30/06 compared with an expense of R$2.215.492 on 09/30/05, mainly caused by decrease of taxable income, partially compensated with not taxable abroad income (International Taxation agreement).
8.1.8 — Cash generation
The operating cash generation measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion, more dividends received) was R$14,801,250 on 09/30/06, against R$12,500,812 on 09/30/05, an increase of 18%.
EBITDA is not a BR GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.
Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
Although EBITDA, as defined above, it does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.
EBITDA

	Quarter			Accumulated
	3Q/06	2Q/06	3Q/05	09/30/06	09/30/05
Operating profit — EBIT	5,249,419	4,519,423	3,764,548	13,008,728	10,896,920
Depreciation / amortization of goodwill	604,455	540,013	494,585	1,656,785	1,456,288

	5,853,874	5,059,436	4,259,133	14,665,513	12,353,208
Dividends received	40,624	93,786	58,682	135,737	147,604

EBITDA	5,894,498	5,153,222	4,317,815	14,801,250	12,500,812

Depreciation / amortization of goodwill	(604,455)	(540,013)	(494,585)	(1,656,785)	(1,456,288)

Dividends received	(40,624)	(93,786)	(58,682)	(135,737)	(147,604)
Equity Results	(14,035)	(57,280)	13,166	(54,905)	163,574
Sale of assets	34,438	736,866	297,700	790,630	297,700
Financial results, net	(248,609)	(466,405)	(319,265)	(974,068)	(511,841)
Income tax and social contribution	(791,772)	(593,102)	(764,069)	(1,970,208)	(2,215,492)
Minority interests	(256,546)	(234,405)	(280,619)	(737,623)	(824,925)

Net income	3,972,895	3,905,097	2,711,461	10,062,554	7,805,936

Current liabilities
Current portion of long-term debt — unrelated parties	2,217,744	2,514,229	1,627,663	2,217,744	1,627,663
Short-term debt	1,062,137	652,389	708,488	1,062,137	708,488
Related parties	49,812	73,040	69,097	49,812	69,097

	3,329,693	3,239,658	2,405,248	3,329,693	2,405,248

Long-term liabilities
Long-term debt — unrelated parties	10,841,952	10,576,743	7,145,652	10,841,952	7,145,652
Related parties	2,795	2,847	2,935	2,795	2,935

	10,844,747	10,579,590	7,148,587	10,844,747	7,148,587

Gross debt	14,174,440	13,819,248	9,553,835	14,174,440	9,553,835

Interest paid	337,361	172,247	206,576	736,626	582,312

Stockholders’ equity	38,946,592	35,578,904	25,973,882	38,946,592	25,973,882
EBITDA (LTM) / Interest paid (LTM)	21.37	22.98	19.51	21.37	19.51

EBITDA Margin (LTM)	50%	49%	47%	50%	47%

EBIT Margin (LTM)	44%	43%	43%	44%	43%
Gross debt / EBITDA (LTM)	0.75	0.79	0.62	0.75	0.62
Gross debt / Equity Capitalization	27	28	27	27	27

Consolidated EBITDA by segment

	EBITDA
	Quarter			Accumulated
Segments	3Q/06	2Q/06	3Q/05	09/30/06	09/30/05
Ferrous minerals	4,445,344	3,656,493	3,671,245	11,040,865	10,052,672
Non-ferrous minerals	427,584	339,293	84,221	883,766	270,487
Logistics	447,515	333,346	340,060	1,015,624	996,357
Holdings
Aluminum	596,016	771,774	305,212	1,804,051	1,107,472
Steel	110,624	135,247	68,490	312,522	252,136
Others	(132,585)	(82,931)	(151,413)	(255,578)	(178,312)

	5,894,498	5,153,222	4,317,815	14,801,250	12,500,812

8.2 — Comments on the Parent Company Results
8.2.1 — Gross revenue
The 9% increase in gross revenue (R$14,482,735 on 09/30/06 against R$13,277,033 on 09/30/05) is the result of the 11% increase in sales of iron ore and also for the increase of prices. This effect was compensated in part by the 12% average appreciation of the real against the U. S. dollar. The major part of revenues is linked to the dollar.
8.2.2 — Cost of products and services
Cost of products and services sold to 09/30/06 was R$7,877,551, on 09/30/06 against R$7,032,494 on 09/30/05 representing a 12% increase. The main factors are, higher volumes sold of products in general, contracts readjustments and the increase of assets reflecting increase of expenses related to depreciation.
8.2.3 — Gross margin
The gross margin increased by 1.2 P.P (42,5% on 09/30/06 against 43,7% on 09/30/05) mainly due to the devaluation of the dollar against the real, since most of revenues are linked to the dollar.
8.2.4 — Results of shareholdings by business area
The numbers below do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Business Area	09/30/06	09/30/05
Ferrous Minerals

. Iron ore	6,313,992	3,183,737
. Pellets	528,738	771,926
. Manganese and ferroalloys	(89,126)	105,241
Non-Ferrous Minerals	(37,075)	(29,957)
Logistics	126,757	171,108
Holdings
. Steel	318,659	373,802
. Aluminum	802,726	538,971
. Research and development	(107,575)	(58,993)
Others	(12,921)	(4,448)

Gain on investments accounted for by the equity method	7,844,175	5,051,387

Provision for losses	(154,088)	(97,528)
Amortization of goodwill	(302,451)	(171,810)
Exchange variation in Stockholders’ Equity of companies abroad	(612,822)	(1,063,126)

Results of equity investments	6,774,814	3,718,923

Results of equity investments are strongly affected by the exchange rate variation over debt, which had a positive impact due to the appreciation of the Real against the Dollar in the period ended in September, 2006 of 8% in comparison with a 16% decrease during the period ended in September, 2005. This effect is partially offset by the negative exchange rate variation from investments abroad.
Operationally, volumes and average selling prices increased in iron ore and aluminum areas. This increase was partially compensated by decrease in average selling prices and volume in manganese and ferroalloys, manganese and steel areas. The decrease in pellets is due to reduction of quantities sold.
The negative result of equity in others, as above, refers to expenses with subsidiaries of mineral prospection in Africa, South America and Oceania.
8.2.5 — Selling expenses and administrative expenses
Selling expenses increased by R$ 1,549, from R$ 1,185 on 09/30/05 to R$ 2,734 on 09/30/06, while administrative expenses increased by 36%, from R$ 460,060 on 09/30/05 to R$ 623,939 on 09/30/06, basically due to personnel agreement and expenses with depreciation.
8.2.6 — Research and development
Research and development increased by 28%, from R$306,154 on 09/30/05 to R$393,346 on 09/30/06, reflecting CVRD expansion plan to diversify production and expansion of production to meet world demand.
8.2.7 — Other operating expenses
Other operating expenses increased by R$103,260, from R$ 254,707 on 09/30/05 to R$ 357,967 on 09/30/06.
8.2.8 — Net financial results
The net financial results on 09/30/06 had an impact of R$1,052,401 (expense of R$ 342,086 on 09/30/06 compared to expense of R$ 710,31 expense on 09/30/05) basically due to exchange rate variation effect of the Real against the dollar over the foreign debt.
8.2.9 — Income tax and social contribution
Income tax and social contribution reflect an expense of R$869,922 on 09/30/06 compared with an expense of R$1,070,072 on 09/30/05, mainly caused by decrease of taxable income.
*     *       *

9- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes
Chairman	Chairman

Arlindo Magno de Oliveira	Anibal Moreira dos Santos

Eduardo Fernando Jardim Pinto	Bernard Appy

Erik Persson	José Bernardo de Medeiros Neto

Francisco Augusto da Costa e Silva	Executive Officers

Hiroshi Tada	Roger Agnelli
Chief Executive Officer

Julio Sérgio Gomes de Almeida

Murilo de Oliveira Ferreira
Jorge Luiz Pacheco	Executive Officer for Equity Holdings and Business Development

Mário da Silveira Teixeira Júnior

José Carlos Martins
Oscar Augusto de Camargo Filho	Executive Officer for Ferrous Minerals

Renato da Cruz Gomes	Carla Grasso

Advisory Committees of the Board of Directors	Executive Officer for Human Resources and Corporate Services

Controlling Committee	José Lancaster
Antonio José de Figueiredo Ferreira	Executive Officer for Non-Ferrous Minerals
Inácio Clemente da Silva
Paulo Roberto Ferreira de Medeiros	Fábio de Oliveira Barbosa
Chief Financial Officer and Investor Relations
Executive Development Committee
Arlindo Magno de Oliveira
João Moisés de Oliveira	Gabriel Stoliar
Olga Nietta Loffredi	Executive Officer for Planning
Oscar Augusto de Camargo Filho

Tito Botelho Martins
Strategic Committee	Executive Officer for Logistics in acting
Roger Agnelli
Gabriel Stoliar	Tito Botelho Martins
Demian Fiocca	Executive Officer for Corporate Affairs
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa

Otto de Souza Marques Júnior
Finance Committee	Chief Officer of Control Department
Fábio de Oliveira Barbosa
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes
Ivan Luiz Modesto Schara	Marcus Vinícius Dias Severini
Chief Accountant
Governance and Sustainability Committee	CRC-RJ 093892/O-3
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: November 14, 2006	By:	/s/ Fabio de Oliveira Barbosa Fabio de Oliveira Barbosa
Chief Financial Officer